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14041241

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUL 24 2014 WASH. D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 48942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/13 (MM/DD/YY) AND ENDING 05/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No and Street)

West Henrietta (City) NY (State) 14586 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Wiley 585-336-6545 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) NY (State) 14604-2705 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Paul F Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of May 13, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 20 18

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Paychex Securities Corporation
Year ended May 31, 2014
with Independent Auditor's Report

Paychex Securities Corporation

Statement of Financial Condition

Year ended May 31, 2014

Contents

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the "Company"), as of May 31, 2014.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

July 18, 2014

PricewaterhouseCoopers LLP, 1100 Bausch & Lomb Place, Rochester, NY 14604-2705
T: (585) 232 4000, F: (585) 454 6594, www.pwc.com/us

Paychex Securities Corporation

Statement of Financial Condition
(In Thousands, Except Share Amounts)

May 31, 2014

Assets		
Cash	$	27,843
Cash segregated under Federal and other regulations		10
Service fee receivable		8,208
Total assets	$	36,061
Liabilities and stockholder's equity		
Liabilities		
Fees payable to Parent	$	4
Accrued income taxes payable to Parent		14,804
Total liabilities		14,808
Stockholder's equity		
Common stock, no par value - authorized 200 shares; 10 shares issued and outstanding at May 31, 2014		—
Additional paid-in capital		120
Retained earnings		21,133
Total stockholder's equity		21,253
Total liabilities and stockholder's equity	$	36,061

See accompanying notes.

Paychex Securities Corporation

Notes to Statement of Financial Condition

May 31, 2014

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the "Company") is a wholly owned subsidiary of Paychex, Inc. (the "Parent"). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission ("SEC") to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company processes transactions with investment partners for the Parent and calculates a dividend to be paid to the Parent on quarterly basis. Subsequent to May 31, 2014, the Company declared a $6,605,000 dividend to its Parent.

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The Company has evaluated subsequent events for potential recognition and/or disclosure through July 18, 2014, the date of issuance of this Statement of Financial Condition.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivable. All of the Company's deposited cash is maintained at a large well-capitalized (as defined by their regulators) financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivable consists of amounts due from several large investment partners with a past history of collectability.

The Company currently transacts business with several different investment partners. Three of these entities each individually account for over 10% of revenue in the current period. In total, these three entities comprise 74% of the Company's service fee revenue. This risk is mitigated as management believes that numerous other entities exist that could assume the level of business required should one of these investment partners no longer transact with the Company.

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes

The Company files a consolidated federal return, and various combined state returns, with its Parent. The Company's allocated share of tax expense of the consolidated group is based on its proportional share of taxable income, but excludes any allocation of (i) state tax related to states in which the Company would not file in on a separate company basis, and (ii) tax expense related to uncertain tax positions that do not specifically relate to the Company.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes expense. The Company has concluded all U.S. federal income tax matters through the Parent's fiscal year ended May 31, 2010, with the fiscal years ended May 31, 2011 through 2013 still subject to audit. With limited exceptions, state income tax audits by taxing authorities are closed through the Parent's fiscal year ended May 31, 2010, primarily due to expiration of the statute of limitations. The Company has no unrecognized tax benefits existing as of May 31, 2014.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosure in the Company's Statement of Financial Condition.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance on revenue from contracts with customers. This guidance requires revenue recognition based on a control approach rather than the current risks and rewards approach to revenue recognition. It is effective for fiscal years beginning after December 15, 2016, and the Company will adopt this guidance effective June 1, 2017. The Company is in the process of evaluating the effect adoption of this guidance will have on the results of operations and financial position.

Other recent accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's financial position.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At May 31, 2014, the Company had net capital of $13,045,000, which was $12,058,000 in excess of its required capital.

The Company is also subject to the SEC Customer Protection Rule ("Rule 15c3-3"). This rule requires that the Company hold customer securities in a good control location; determine the quantity of fully paid for securities in its possession or control, and those not in its possession or control; and that the Company

segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers ("Reserve Account") separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. At May 31, 2014 the required amount to be on deposit in the Reserve Account was $508. At May 31, 2014 the Company's Reserve Account balance was $10,000, which was in excess of reserve required.

Note C. Related Party Transactions

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's Statement of Financial Condition for fiscal 2014. Under this expense-sharing agreement, management fee expenses including various expenses related to payroll, payroll taxes, fringe benefits, facilities, and other operating and administrative expenses, were incurred by the Parent on the Company's behalf for fiscal 2014.